Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF
AUGUST 1, 2016

DATE, TIME AND PLACE: On August 1, 2016 at 6:30 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso PM, room 1 in the city and state of São Paulo.

CHAIRMAN: Alkimar Ribeiro Moura.

QUORUM: The full number of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following examination of the Proposal of the Board of Directors with respect to the increase in capital stock through the capitalization of reserves and share bonus, the Councilors decided to draft the following opinion:

“After examining the proposal of the Board of Directors of this date with respect to the increase in capital stock in the amount of R$ 12,000,000,000.00 (twelve billion reais), increasing it from R$ 85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais) to R$ 97,148,000,000.00 (ninety-seven billion, one hundred and forty-eight million reais), through the capitalization of Revenue Reserves – Statutory Reserves and granting to the stockholders in the form of a bonus of 1 (one) new share for every 10 (ten) shares of the same type held, the members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. agreed with the justification for the proposal and opining favorably that this proposal should be submitted for the examination and approval of the stockholders at an Extraordinary General Meeting to be convened in due course.”

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. (signed) Alkimar Ribeiro Moura. – Chairman; Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques – Councilors.

São Paulo (SP), August 1, 2016.

MARCELO KOPEL

Investor Relations Officer